Management Discussion and Analysis

November 30, 2013

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three month period ended November 30, 2013 and 2012 and the audited consolidated financial statements for the years ended August 31, 2013 and 2012.  The MD&A was prepared as of January 10, 2014.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the three months ended November 30, 2013

•

Construction of resource models for Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo) was carried out during the period.

•

Construction of geological and mineralization wireframes for the four Buckreef Prospects was carried out during the period.

•

Biogeochemical (BGC) field sampling was carried out in the Kabanga Nickel belt.

•

The official signing ceremony of the Kigosi Mining Licence was held in October 2013 and was attended by Company and Ministry for Energy and Minerals representatives.

Overall Performance

As at November 30, 2013 the Company had current assets of $8,670,602 compared to $11,289,745 on August 31, 2013.  The decrease is mainly due to net expenditures on exploration of $785,150 (2012 - $2,746,754), cash used to repay the convertible debenture of $1,090,000 (2012 - $nil) and cash used in operations of $718,065 (2012 - $859,528).  Mineral properties and deferred exploration costs were $46,561,030 as compared to $45,932,207 at August 31, 2013.

Net income for the three month period ended November 30, 2013 was $1,589,349 compared to a net loss of $1,605,620 in the comparable three month period ended November 30, 2012.  The decrease in net loss is primarily due to a gain of $2,708,000 from the revaluation of warrant liability during the three months ended November 30, 2013 compared to a loss of $549,000 on the same revaluation of the warrant liability in 2012.

The Company did not issue any common shares during the three month period ended November 30, 2013 compared to an issuance of shares with a value of $986,334 on conversion of 221,337 shares under the convertible debt agreement during the three month period ended November 30, 2012. In the current year, capital is being utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets are invested in interest bearing investments, which are highly liquid.

Management Discussion and Analysis

November 30, 2013

C$ (000)
Funds available August 31, 2013	10,680
Equipment purchases	(5)
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(629)
Repayment of convertible debt	(1,081)
General corporate expenses	(884)
Funds available November 30, 2013	$8,081

Management of the Company believes that the current level of funds is sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2013, which is filed on SEDAR.

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis

November 30, 2013

Selected Financial Information

	As at and for the three month period ended November 30, 2013	As at and for the year ended August 31, 2013	As at and for the year ended August 31, 2012
Total Revenues	$0	$0	$0
Net income (loss) for the period	$1,589,349	$(3,225,998)	($8,897,843)
Basic income (loss) per share	$0.02	$(0.03)	($0.09)
Diluted income (loss) per share	$0.01	$(0.03)	($0.09)
Total assets	$56,153,305	$58,193,340	$65,711,075
Total long term financial liabilities	$0	$0	$10,187,286
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the three month period ended November 30, 2013 were $628,823 compared to $1,740,704 for the three month period ended November 30, 2012.  The amount has decreased as compared with prior year as the Company advances its exploration of the Buckreef project and other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.  Recoveries received during the three month period ended November 30, 2013 and 2012 from various option agreements and other miscellaneous sources were $nil and $1,107, respectively.

Net income for the three month period ended November 30, 2013 was $1,589,349 compared to a loss of $1,605,620 for the comparable three month period ended November 30, 2012.  The main reason for the decrease in net loss for the three months ended November 30, 2013 is the gain on revaluation of warrant liability of $2,708,000 (2012 – loss of $549,000).

For the three month period ended November 30, 2013, depreciation expense was $54,548 compared to $70,146 for the three month period ended November 30, 2012. The decrease of $15,598 was due to the lower capital asset cost base as purchases in the period were minimal and depreciation lowered the capital asset balance. The capital expenditure for the three month period ended November 30, 2013 was $4,833 as compared to $16,096 in the three month period ended November 30, 2012.

Consulting fees for the three month period ended November 30, 2013 were $106,162 compared to $51,592 in the comparable three month period ended November 30, 2012.  Consulting expenses increased due to independent work on mine plant and equipment resurrection and resource upgrade and other general consulting.

Directors’ fees for the three month period ended November 30, 2013 were $97,652 compared to $88,955 in the comparable three month period ended November 30, 2012.  Director fees remained consistent between the two periods as the number and valuation of RSU’s issued to board members remained comparable.

Office and general expenses for the three month period ended November 30, 2013 were $77,383 compared to $91,437 in the comparable three month period ended November 30, 2012. The decrease is mainly due to the company closely managing its office and general costs in the current economic environment.

Management Discussion and Analysis

November 30, 2013

Shareholder information costs increased from $69,323 for the three month period ended November 30, 2012 to $97,154 for the three month period ended November 30, 2013. The increase of $27,831 was due to increased activity during the three months ended November 30, 2013 in comparison to 2012 due to two additional shareholder meetings held in the current period.

Professional fees decreased by $6,998 for the three month period ended November 30, 2013 to $126,681 from $133,679 for the three month period ended November 30, 2012.  Professional fees remained consistent between the comparable periods.

Salaries and benefits expense has decreased to $311,458 for the three month period ended November 30, 2013 from $332,600 for the three month period ended November 30, 2012. Salaries and benefits remained consistent between the comparable periods.

Share based payments for the three month period ended November 30, 2013 were $184,890 compared to $151,369 in the comparable three month period ended November 30, 2012.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 7 of the financial statements for details.  Director fee RSU expense was $51,221 and $51,046, respectively.

For the three month period ended November 30, 2013, travel and accommodation expense decreased by $244 from $33,397 in 2012 to $33,153. Travel and accommodation expense remained consistent as compared to the comparable quarter in 2012.

For the three month period ended November 30, 2013, the foreign exchange loss was $3,925 compared to an exchange loss of $14,973 for the same three month period ended November 30, 2012. This decreased loss of $11,048 was due to the years’ average Tanzanian Shilling exchange rate having decreased from 1,524 at August 31, 2013 to 1,484 at November 30, 2013.

The interest accretion expense for the three month period ended November 30, 2013 was $4,779, compared to $25,937 for the three month period ended November 30, 2012. The interest relates to the issuance of convertible debt.  Interest accretion is expected to decrease as debt is converted into shares or repaid. In September 2013, the convertible debt was repaid which explains the decrease in accretion expense. Interest income for the three month period ended November 30, 2013 was $20,053, compared to $36,969 for the three month period ended November 30, 2012.  Interest income has decreased as the average cash balance in interest bearing accounts decreased during the current period.

During the three month period ended November 30, 2013, the Company agreed to abandon and wrote off $nil in expenses in various project areas (2012 – wrote off $nil) from abandoning various licenses, see note 3 of the financial statements, as the Company evaluated its mineral properties and has no current plans to explore, but may in the future.  As of the year ended August 31, 2013, the Company had fully provided for any properties that warranted a write down and thus there were no additional write offs needed for Q1.

A gain of $2,708,000 (2012 – loss of $549,000) was recognized during the three month period ended November 30, 2013 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.

Management Discussion and Analysis

November 30, 2013

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$1,589	$(2,755)	$(1,497)	$2,632	$(1,606)	$(3,576)	$385	$(8,516)
Basic and diluted income (loss) per share	$0.02	$(0.03)	$(0.01)	$0.03	($0.02)	($0.04)	$0.00	($0.09)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company has obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

As of November 30, 2013, the Company’s working capital position was $6,676,748 (August 31, 2013 – $5,416,104), including warrant liability or a working capital of $7,492,748 (August 31, 2013 – $8,940,104) excluding warrant liability.  As the Company’s mineral properties advance, additional equity and debt financing will be required to fund exploration and mining activities.

The Company has prepared a cash flow forecast for fiscal 2014 and believes that it has sufficient funds to continue operations for at least the next twelve months.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

The Company has no contractual obligations as of the latest fiscal year end.

Convertible Debt

Pursuant to the private placement completed on September 23, 2010, the Company received notice from an arm’s length third party to convert its Promissory Note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at a price of $4.518 per share, and 221,337 shares were issued on October 17, 2012.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share. On September 14, 2013 the promissory notes matured and the Holders elected repayment of the promissory notes in cash.  Accordingly $1,060,000 plus interest in the amount of $30,000 was paid on September 16, 2013.

Management Discussion and Analysis

November 30, 2013

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Three month periods ended November 30,	Notes	2013	2012
Legal services	(i)	$54,535	$112,284
Director compensation	(ii)	$97,652	$88,956
Rent	(iii)	$21,347	$21,063
Technical Committee	(iv)	$nil	$35,169
Rent	(v)	$7,823	$nil

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2013, the legal expense charged by the firm was $54,535 (2012 - $112,284), of which $33,058 remains payable at November 30, 2013 (August 31, 2013 - $13,143).

(ii) During the three month period ended November 30, 2013, $97,652 (2012 - $88,956) was paid or payable by the Company to directors for serving on the Board and/or related Committees.

(iii) During the three month period ended November 30, 2013, $21,347 (2012 - $21,063) was paid to a company associated with the Company’s Chairman and COO and his spouse for office rental.

(iv) During the three month period ended November 30, 2013, $nil (2012 - $35,169) was paid or payable by the Company to directors as incremental fees for serving on the Company’s Technical Committee.

(v)  During the three month period ended November 30, 2013, $7,823 (2012 - $nil) was paid to a company associated with the Company’s CFO for office rental.

At November 30, 2013, the Company has a receivable of $nil (August 31, 2013 - $nil) from an organization associated with the Company’s President and CEO.

Management Discussion and Analysis

November 30, 2013

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer), other than consulting fees, of the Company was as follows:

Three month period ended November 30,	2013		2012
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 115,536	$ nil	$ 91,554	$ 99,239
Directors	46,430	51,222	37,909	51,047
Total	$ 161,966	$ 51,222	$ 129,463	$ 150,286

(1) Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2) Compensation shares may carry restrictive legends.

     (3) All RSU share based compensation is based on the accounting expense recorded in the year.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 9, 2012 the Board resolved to suspend 1,500,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

Of the 1,000,000 shares authorized for issuance under the Plan, 873,361 shares have been issued as at November 30, 2013.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral

Management Discussion and Analysis

November 30, 2013

properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals,  underlying  mineral  resources  associated  with  the  properties  and  future  costs  that  may  be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

TREC follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments and Warrant Liability and Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 7 of the November 30, 2013, unaudited interim condensed consolidated financial statements for a full disclosure.

Management Discussion and Analysis

November 30, 2013

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any cost incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Management Discussion and Analysis

November 30, 2013

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the three month period ended November 30, 2013 the Company wrote off $nil of costs on abandoned mineral properties (2012 – $nil).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of

Management Discussion and Analysis

November 30, 2013

the underlying cash flows needed to settle the obligation.   As of November 30, 2013 no liability for restoration exists.

Financial Instruments

Fair Value of Financial Instruments

The Company designed its other financial assets and warrant liability as FVTPL, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  The warrant liability is recorded at fair value based on observable market inputs.  Other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of Trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

The Company’s convertible debt fair value is based on market interest rate.  As at November 30, 2013 the fair value of the convertible debt agreements did not differ materially from their carrying value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST receivable from the Canada Revenue Agency, Tanzanian Revenue Agency and amounts due from related parties.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at

Management Discussion and Analysis

November 30, 2013

November 30, 2013, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $81,000 (2012 - $164,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2013, the Company had current assets of $8,670,602 (August 31, 2013 - $11,289,745) and current liabilities of $1,993,854 (August 31, 2013 - $5,873,641), including warrant liability or $1,177,854 (August 31, 2013 – $2,349,641) excluding warrant liability. All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital of the Company is $6,676,748 (August 31, 2013 - $5,416,104) including warrant liability or a working capital of $7,492,748 (August 31, 2013 – $8,940,104) excluding warrant liability.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at November 30, 2013.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were

100,922,582 common shares outstanding.  There were RSUs and warrants outstanding to purchase an aggregate 6,007,657 common shares.

Subsequent Event

There are no subsequent events to report.

Litigation

The Company in the ordinary course of business has been notified of a claim for additional compensation by a contractor and believes that the ultimate outcome of this action will not have a material adverse effect on its operation results, liquidity or financial position.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to explore and evaluate its various mineral properties and develop the Buckreef Gold Mine Re-development Project and the Kigosi project in northern Tanzania. In addition, management is of the opinion that the Golden Horseshoe Reef (GHR) at Itetemia represents a modest, yet robust, medium-grade, near surface gold

Management Discussion and Analysis

November 30, 2013

deposit that warrants further feasibility investigations. Management of the Company has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Company seeks out and explores gold, nickel and other mineral deposits with the intention of developing certain ones for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

Exploration Summary

Buckreef Project

During the first quarter period (September – November 2013) the main activities which were under completion or in progress for the Buckreef Project entailed the completion of geological modeling for the four Buckreef prospects; progression of the Buckreef independent mineral resources update; implementation of the Geological Database Management System (“GDBMS”) fusion software including geological data migration of all existing drill data; Bingwa Heap Leach testwork on the coarse size fraction of oxide, transition and primary ores; completion and submission of Buckreef Mining Licence land valuation report to the chief government valuer; progression of the Buckreef Environmental Impact Assessment (“EIA”) studies by the Environmental Association of Tanzania (“ENATA”); visit of National Environment Management Council (“NEMC”) officials to the site to verify ENATA’s Buckreef Environmental and Social Impact Assessment (“ESIA”) report; and review of the old Buckreef mine site infrastructure to fit the new Buckreef Gold Mine site plan.

Buckreef Independent Mineral Resources update activities carried out by Venmyn (Pty) Ltd. (“Venmyn”) resource consultants teams included:

•

Buckreef Data validation by Tanzanian Royalty geologists, geological interpretation of the data to construct geological model .

•

Construction of resource models for the four Buckreef prospects (Buckreef Main, Eastern Porphyry, Bingwa and Tembo).

•

Construction of geological and mineralization wireframes for the four Buckreef prospects .

•

Grade estimations on the four prospects by use of statistical and geostatistical analysis.

•

Resource Estimations on the Buckreef Project.

Buckreef Database and Data Management

The Buckreef database and data management activities (database design, data review,  review existing x-cell data and migrate into system,  configure and build local database, procure procedure manual and training material, install software and set up links plus testing) including the initial training of the Company geologists on the GDBMS fusion application.

Rwamagaza Licences Geological Mapping – Buckreef Gold Mine Licences

The remaining Rwamagaza Central  block comprised of the Rwamagaza licence, was partially mapped during the quarter period.

Management Discussion and Analysis

November 30, 2013

Kabanga Nickel BGC Survey

During the quarter period, Kabanga nickel BGC field sampling activities continued at the Kabirizi licence where BGC and soil samples were collected.

Other activities completed in the quarter period on the Kabanga Nickel project was the updating of the Kabanga BGC master database and Kabanga soils master database, and  completion of processing the sample batch for Kabirizi licence.

Projects Development

Management has developed a conceptual production plan. This plan is based on advancing Buckreef (including Bingwa and Tembo), Itetemia and Kigosi projects through various stages of development to production. The Heap Leach gold production process on the Buckreef, Bingwa, Tembo ores and gravity process of the Kigosi gravel resource is on plan.

During the first quarter period the development advancement on the Buckreef, Itetemia, and Kigosi projects is as summarized below:

Buckreef (including Bingwa, Tembo and Eastern Porphyry)

The Buckreef Mineral Resource block modeling and resource estimation update calculations for the Buckreef, Bingwa, Eastern Porphyry, and Tembo prospects continued.

Bingwa Heap Leach Testwork

Company management decided to adopt coarse size fraction Heap Leach (HL) process option on the Buckreef Mining Plan as a suitable option, Heap Leach testwork was carried out on the previously untested Bingwa resource ore.  Subsequent to the period end, metallurgical test results confirming potential for low cost mining for Bingwa deposit were received.  Final results from column leach tests for the oxide ore resources are 71% recovery for material that is crushed to 6mm and agglomerated with 1kg/t cement.  Testwork on the sulphide and transition (semi-oxidized) resources indicate a recovery of 58% using a 12.5 mm crush size and agglomeration using 4kg/t of lime and 3kg/t of cement.  The positive results indicate the potential of alternative lower cost mining methods.

Buckreef ESIA Study

The Buckreef environmental impact assessment studies completed by ENATA in the first quarter period for the Buckreef Gold Mine environmental certification included:

•

Completion of the draft EIA Report;

•

Collection of baseline data on air pollution, noise and vibration completed;

•

Mine layout site plan drawings  ;

•

NEMC site verification visit completed.

Management Discussion and Analysis

November 30, 2013

Buckreef Mining Licence Compensation Valuation – Government Land Valuer

The contracted government land valuer completed the land evaluation work for compensation within the new Buckreef Special Mining Licence as required by NEMC prior to the award of the Environmental Certificate for the proposed Buckreef Mining Project. The report for the evaluation work has been filed with the Chief Government Land Valuer office for approval.

Itetemia Project

Open pit mining has been chosen as the most appropriate mining method that supports the overall low capital cost and short life of the project strategy.

Kigosi Project

Kigosi Mining Licence was granted to Tanzanian Royalty in May 2013 and was signed by the Minister for Energy and Minerals of Tanzania on 12th October 2013.  The Kigosi ESIA certificate has also been awarded.

The Company awaits results of Kigosi pit gravel & rubble ore samples sent to South Africa  for gravity amenability test work.  The Company has considered a number of potential production scenarios for the Kigosi Project. One scenario is the potential for a modest low-capital start-up operation based on extracting gold from extensive surface rubble and gravel mineralization which has been the subject of a NI 43-101 Technical Report.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form filed on SEDAR.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of November 30, 2013 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Management Discussion and Analysis

November 30, 2013

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of November 30, 2013 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.  The Board of Directors assess the integrity of the public financial disclosure through the oversight of the Audit Committee.

Additional Information

Tanzanian Royalty Exploration Corporation is a Canadian public company listed on the TSX Exchange trading under the symbol “TNX” and also listed on the NYSE Amex Equities Exchange trading under the symbol “TRX”.  Additional information about the company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com,

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the annual MD&A.  A copy of this annual MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit

Management Discussion and Analysis

November 30, 2013

availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.